No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Tokuso Co., Ltd., which is a consolidated subsidiary of Honda Motor Co., Ltd., decided on January 22, 2008 with respect to dissolving itself.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: January 22, 2008

[Translation]

January 22, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Dissolution of a Subsidiary

Honda Tokuso Co., Ltd. (the “Subsidiary”), which is a consolidated subsidiary of Honda Motor Co., Ltd. (the “Company”), decided today as follows with respect to dissolving itself.

Particulars

1.	Profile of the Subsidiary

Corporate Name:	Honda Tokuso Co., Ltd.

Location of Head Office:	Chuo-ku, Tokyo

Name of Representative:	Osami Okamoto

Description of Business:	Customization of automobiles

Established:	October 1993

Capital:	50,000,000 yen

Major Shareholder and its Ratio of Holdings:

Honda Motor Co., Ltd. 100%

2.	Reason for the Dissolution

The Company decided to dissolve the Subsidiary because the business it operates is to be transferred to Honda Logistics Inc., with the aim of further consolidating the businesses being operated under the Company.

3.	Schedule

The dissolution is intended to be completed by the end of March 2008.

4.	Impact on consolidated financial results of the Company

The impact on consolidated financial results of the Company will be immaterial.